UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 1, 2022

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

86-2564467

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Spar Lulekani is a 360 kW (AC) rooftop solar installation to be located at Chris Hani Road, Palaborwa, South Africa ("Project"). The Project will be connected to the local distribution grid.

This solar plant will be rented to the Chamakala Property Trust, the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.

The total cost of the project is $351,095 and it is projected a 10.46% IRR ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 LLC
Project Location	Lulekani, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	360 kW/ 372 kWp
Estimated Year 1 Production	530 MWh
Coordinates	23°51'58.39"S 31°04'45.27"E
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	T.B.D
Offtaker	Chamakala Property Trust
EPC Contractor	Proficient Power Systems (Pty) Ltd t/a IM Power
O&M Contractor	N/A
Roof Owner	Chamakala Property Trust.

Uses of Capital and Project Economics

Project Acquisition Costs	5.052.672 ZAR
Project Hard Costs	0 ZAR
Project Soft Costs	0 ZAR
Developer Fee	0 ZAR
Total Project Financing	5,052,672 ZAR
Debt Funding	N/A
Equity Funding	5.052.672 ZAR
Project IRR	11.67% (ZAR)/ 10.46% ($USD)

Project Review

SPE

The Project's Special Purpose Entity (SPE) has not been constituted yet. All activities related to the project have been made through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust") and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

Chamakala Property Trust. ("Roof Owner"), the offtaker, owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement.

The roof consists of Arc Steel Trusses covered with IBR roof sheeting.

L & B Consulting Engineers ("L&B") did a report on March 03rd, 2021. Based on their visual inspection and calculations, L&B confirmed that the roof structure has adequate capacity to support the additional load from the proposed solar panel installation with no additional actions needed.

Design

The Project will employ 688 x 540 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use a 60 kW SUN2000 inverter manufactured by Huawei.

Regarding Energy Production, the Project is estimated to produce 530 MWh/year with an AC Capacity Factor of 16.8%.

Interconnection

Lulekani is located inside the Eskom supply area. The project applied for the interconnection of a Small-Scale Embedded Generation totalizing 291kW to the distribution system, which is the peak power output predicted in the simulation. Eskom answered positively the request on May 13th, 2021, sending attached the Budget Quotation for the SSEG Connection.

The project also obtained the necessary Registration to Operate the Generation Facility from the National Energy Regulator of South Africa (NERSA) on September 20th, 2021.

Offtaker

The Offtaker is Chamakala Property Trust ("Offtaker"). The Sun Exchange (SA) Bewind Trust and the Offtaker have signed an Asset Lease Agreement on February 08th, 2021. This Revenue agreement stipulates a fixed tariff to be paid by the Offtaker per kWh generated by the system. The tariff is adjusted annually on the anniversary of the Comemercial Operation Date ("COD"). The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms

Revenue Contract Term	20 years from COD
Resulting Energy Credit	0.98 ZAR/kWh
Annual Adjustment	CPI + 2%

EPC

Proficient Power Systems (Pty) Ltd t/a IM Power ("IM Power") was selected as the EPC partner for the Project. IM Power and Sun Exchange signed the turnkey contract on April 12th, 2021. The total contract price is 3,487,762 ZAR (9.48 ZAR/Wp) or $ 242,354 ($ 0.66/Wp).

IM Power will provide a warranty for all services for the first 2 years following the Date of Project Acceptance. Additionally, the major equipment will be warrantied by the suppliers, namely 5 years for Inverters and 25 years for modules (Peak Power Warranty).

O&M

The O&M service provider will be directly hired and managed by Sun Exchange.

Financial Analysis

The resulting nominal IRR, in USD, of SPAR Lulekani is projected to be 10.46%, with an estimated payback of 10 years, 1 month, and 15 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

With its Commercial Operation Date ("COD") having been reached in the 16th of July 2021, the project is currently under Operational status, having generated a total of 180,655 kWh of energy in the year of 2021, which represents 77.45% of the projected total of 232,697 kWh.

This analysis makes use of an inflation assumption, using the latest value from October 2021, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year term take-or-pay PPA contract with SPAR Markets, for a base price of 0.98 ZAR / kWh, readjusted annually on the anniversary of the COD by the South African CPI rate plus a 2% spread.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project relate fees. The monthly value of the management fee is calculated as a 25.00% rake off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 1.

The payment plan assumed is directly related to Appendix 5 of the EPC contract, being divided in 5 payments, each being done with the completion of a milestone.

All prices listed on Table 2 are already grossed with a Value-Added Tax ("VAT") of 15,00%.

Lastly, no interconnection cost is assumed by the project.

Table 2 - Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Hard Costs	4,054,626 ZAR	10.91 ZAR/Wdc

Soft Costs	24,935 ZAR	0.07 ZAR/Wdc

Developer Fees	973,110 ZAR	2.62 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	5,052,672 ZAR	13.60 ZAR/Wdc
Total CapEx (All-In)	351,095 USD	0.95 USD/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

1.     Certificate of Incorporation, Articles of Organization of 10 Chatham Street Property (PTY) LTD and Disclosure Certificate issued by the Commissioner of Companies & Intellectual Property Commission;

2.     Asset Lease Agreement;

3.     EPC Agreement.

All contracts submitted are duly signed. There was no major red flag in the contracts/documents.

Issues List

Table 3 - Issues List

Corporate Documents	We did not receive the articles of organization and other corporate documents of Chamakala Property Trust

Contract Summary

Table 4 - Articles of Organization Summary

Contract	Articles of Organization of 10 Chatham Street Property (PTY) LTD
Incorporation Date	November 8th, 2002 (originally incorporated under the name "Article Investments 31 (Proprietary) Limited" and changed to 10 Chatham Street Property (LTY) LTD on October 7h, 2003)
Structure	Company with Share Capital
Main Business	Property Holding and Investment as principal
Capital	1,000 Rand (one thousand Rand) divided into 1,000 (one thousand) ordinary par value shares of 1 (one) Rand
Directors	Vivienne Wyenne Fok Roger Warr Siu You Fok

Table 5 - Asset Lease Agreement Summary

Contract	Asset Lease Agreement
Date	February 16th, 2021
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Chamakala Property Trust - As Lessee
Term	20 years from the Commercial Operation Date
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, fixed to the premises of Lessee at Cnr Akanani & Spar Street, Lulekani Centre, Lulekani, Limpopo Province.
Usage Fee	Lessee shall pay the usage fee in return for the use of the asset
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Sale of Premises

Lessee shall not sell the premises or terminate its lease of the premises (as appropriate), unless the new owner or occupant (as appropriate) assumes the Lessee's rights and obligations to the Lessor under the lease agreement prior to such sale or lease termination taking effect, provided that the Lessee shall remain bound to the lease agreement and be liable for payment of the usage fee until the assignment of the lease agreement to the new owner or occupant (as appropriate) has been effected and the new owner has formally and in writing agreed to be bound to the lease agreement. As an alternative, if the Lessee wishes to have the asset moved to alternative premises, this will be at the cost of the Lessee.

At the end of the term, if Lessee does not wish to renew the lease agreement for an additional period, the asset must be purchased by Lesssee.

Insurance

Lessor shall insure the asset from the COD against loss, fire, accident, theft and damage for an amount equal to the full insurable value of the asset.

Lessor shall ensure that the EPC obtain and maintains adequate insurance cover for any damage caused to the building or other structures on the premises during installation of the asset and up to the COD, including in respect of consequential damages or other losses or damages incurred by the Lessee, which loss or damages are directly or indirectly caused by the asset, any EPC services or O&M services performed in respect of the asset, and the Lessee shall have no claim against the Lessor or the EPC for uninsured damages or loss suffered in this regard.

Buy Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.
Damage and Loss

Lessor shall bear the risk of any loss or damage to the Asset, excluding as a result of, or arising out of, the misuse or abuse of the Asset by the Lessee and/or the Lessee's failure to comply with a reasonably duty of care and its duty of care obligations.

Termination

Either party may terminate the lease agreement if the other party:

•       breaches a material obligation (including default on any payment obligation in excess of a threshold of 3 (three) months' Usage Fees) and fails to remedy such default in terms of clause 20;

•       takes any steps in contemplation of being placed under provisional or final liquidation;

•       attempts a compromise without remedy or composition without remedy with its creditors;

•       passes a resolution for its voluntary winding-up or sequestration;

•       takes any action in contemplation of commencing business rescue proceedings;

•       has a final judgment of any court, sounding in money to the equivalent value of R50 000 (fifty thousand Rand) or more, granted against it that remains unsatisfied for a period of 14 (fourteen) days after it has been granted;

•       has any of its property, movable or immovable, attached in execution or by any process of any court;

•       makes default without remedy or threatens to make default in the payment of liabilities generally; or

•       commits any act or omission which is an act of insolvency in terms of the Insolvency Act, 34 of 1936.

Lessor may terminate the agreement:

•       if the Asset remains unused for 3 (three) consecutive months at any time following the Commercial Operation Date, provided that if the Lessor terminates the Lease Agreement in a calendar month in respect of which it has levied a Minimum Charge Amount, such termination shall not be effected immediately but only in the subsequent month. For the avoidance of doubt, it is recorded and agreed that the failure by the Lessee to use the Asset for 3 (three) consecutive months shall constitute a material breach of the Agreement and, in the event of the cancellation of the Agreement by the Lessor pursuant to such breach, the Lessor shall, in addition to any other remedies available at law, be entitled to claim damages suffered as a consequence of such termination of the Agreement;

•       If Lesse is placed under business rescue, whether voluntary or involuntary.

Table 6 - EPC Agreement Summary

Contract	Turnkey EPC Agreement
Date	April 12th, 2021
Parties	The Sun Exchange (PTY) LTD - as Customer Proficient Power Systems (PTY) Ltd t/a IM Power - as Contractor
Object

Contractor will manufacture and construct a photovoltaic power plant, with total electrical capacity of 368.08 kWp, to be built on the roof of the facility located at Cnr Akanani & Spar Street, Lulekani Centre, Lulekani, Limpopo Province and deliver such fully operational plant at the premises.

Price	3,487,762.00 South African Rand (excluding VAT)
Warranty Period	2 (two) years from the date of project acceptance
Delay Liquidated Damages

Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Termination by Contractor

In case of delay in payment by Customer for a period of more than 20 (twenty) business days and receipt of a payment notice giving the customer an additional period of ten (10) business days to pay the relevant invoice

Appendices

Appendix 1 Definitions

Appendix 2 Solar Plant

Appendix 3 Scope of Works

Appendix 4 Roof Entry Protocol

Appendix 5 Payment Plan

Appendix 6 Commissioning Protocol

Appendix 7 Roof Exit Protocol

Appendix 8 Notice To Proceed

Appendix 9 Practical Completion Document

Appendix 10 Technical Documentation

Appendix 11 Practical Completion Certificate

Appendix 12 Final Completion Certificate

Appendix 13 Delay Liquidated Damages

Appendix 14 Final Helioscope Report

Documentation Checklist

Table 6 - Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
Incentives
EPC	Equipment Warranties	X
	Equipment Purchase Order	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement**
Asset Management Agreement
Investment	Project Model	X

*Under the EPC Scope

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Spar Lulekani Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date February 1, 2022

Exhibit I

Balance Sheet, Income Statement, and Cash Flow Statement

ENERGEA PORTFOLIO 3 AFRICA LLC - SPAR LULEKANI PROJECT
CONSOLIDATED BALANCE SHEETS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets
Current assets:
Cash and cash equivalents	0	0	0	0	0	0	0	0	0	0
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0	0	0	0	0
Property and equipment	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672
Depreciation	0	0	0	0	0	0	0	0	0	0
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	0	0	0	0	0	0	0	0	0	0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672
Retained earnings	0	0	0	0	0	0	0	0	0	0
Total stockholders' equity	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672
Total liabilities and stockholders' equity	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672	5,052,672

ENERGEA PORTFOLIO 3 AFRICA LLC - SPAR LULEKANI PROJECT
CONSOLIDATED STATEMENTS OF INCOME
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross revenue	153,842	523,145	566,184	602,795	641,773	683,271	727,453	774,492	824,572	877,891
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	153,842	523,145	566,184	602,795	641,773	683,271	727,453	774,492	824,572	877,891
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	25,476	86,633	93,760	99,823	106,278	113,150	120,466	128,256	136,549	145,379
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	25,476	86,633	93,760	99,823	106,278	113,150	120,466	128,256	136,549	145,379
Income from operations	128,366	436,512	472,424	502,972	535,495	570,121	606,987	646,236	688,023	732,512
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Income before provision for income taxes	128,366	436,512	472,424	502,972	535,495	570,121	606,987	646,236	688,023	732,512
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	128,366	436,512	472,424	502,972	535,495	570,121	606,987	646,236	688,023	732,512

ENERGEA PORTFOLIO 3 AFRICA LLC - SPAR LULEKANI PROJECT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Cash flows from operating activities
Net income	128,366	436,512	472,424	502,972	535,495	570,121	606,987	646,236	688,023	732,512
Adjustments in net income:
Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	128,366	436,512	472,424	502,972	535,495	570,121	606,987	646,236	688,023	732,512
Cash flows from investing activities
Purchases of property and equipment, net	(5,052,672)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(5,052,672)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	5,052,672	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(128,366)	(436,512)	(472,424)	(502,972)	(535,495)	(570,121)	(606,987)	(646,236)	(688,023)	(732,512)
Net cash used in financing activities	4,924,306	(436,512)	(472,424)	(502,972)	(535,495)	(570,121)	(606,987)	(646,236)	(688,023)	(732,512)

Net increase (decrease) in cash	0	0	0	0	0	0	0	0	0	0
Cash at beginning of the period	0	0	0	0	0	0	0	0	0	0
Cash at end of the period	0	0	0	0	0	0	0	0	0	0